Exhibit 99.1

FOR IMMEDIATE RELEASE: July 15, 2015	PR 15-7

Atna Reports 75% Quarterly Increase in Pinson Gold Ore Shipments

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to report that its Pinson Mine, located near Winnemucca, Nevada increased Second Quarter gold ounces shipped by 75% over First Quarter results. During the Second Quarter, the mine shipped 13,260 tons of ore at an estimated grade of 0.402 ounces per ton, containing approximately 5,320 gold ounces versus 7,977 ore tons containing 3,043 ounces in the First Quarter.

A total of six ore shipments were made in the Second Quarter. Estimated gold recovery for ore sold in the quarter is approximately 94.5%, of which Atna will be paid for 73.9 percent of the recovered gold value. Since the re-start of Pinson, a total of 29,070 tons of ore at a grade of approximately 0.389 ounces per ton have been shipped.

*Subject to final settlement

The production ramp-up at Pinson is following plan, with a target of achieving over 12,000 ounces per quarter production rate by year-end 2015. Operating time at the mine was increased to a 24-hour, seven day per week schedule in June, and crew sizes will increase as additional working faces are developed. Assay lab operations at Pinson commenced during the quarter and are now supporting daily production requirements.

Underground reverse circulation (“UGRC”) drilling is being conducted on a routine basis at the mine in support of stope design and economic analysis. During the quarter, 25 holes totaling 3,630 feet were completed in the Otto, Ogee, and Adams Peak zones. Work in the Otto resulted in the definition of gold mineralization in the central and southern portions of the ore zone. This work provided infill drilling in areas currently defined as indicated and inferred resources to upgrade the zone for immediate mining. UGRC drilling in the Ogee zone further defined the second longhole stope for engineering design as well as confirmed a sparsely drilled area along the eastern margin of the minable reserves. Drilling in the Adams Peak zone, currently being accessed, returned strong grades over minable thicknesses in an area previously considered to be beyond the economic limits of mineralization. Further drilling will be required to fully evaluate the southern end of the Adams Peak zone of mineralization.

During the quarter, ore was mined from the Ogee zone utilizing long-hole stoping with delayed fill methods. Ore mined from the Otto zone used underhand drift-and-fill methods due to less competent ground conditions. Experience with the Pinson deposits demonstrates that varying ground conditions require that different mining methods be utilized depending on local ground conditions. Conventional drill and blast mining methods are being utilized for some of the mine development, while a road header is being used where soft ground conditions exist in other parts of the mine.

Second quarter development work includes the extension of existing drives to the Adams Peak zone on two levels and initial access into the Range Front zone. The Adams Peak zone is expected to be the primary ore source for Pinson in the Second Half of 2015. Additional work will be completed to deepen the primary ramp to enable additional levels of the Ogee and Otto zones to be developed.

Briggs Mine

Ore mining operations at the Briggs mine will be discontinued in July, as discussed in our Fourth Quarter 2014 MD&A. Crushing operations will cease at the end of July. Process operations are expected to continue at the site over the next several years to recover approximately 18,000 ounces of gold inventory in the process plants and on the leach pads.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration, a Licensed Geologist and Qualified Person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson Underground Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential resource or reserve expansion at the Pinson Underground mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements, if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, additional drillhole information, and grade, geometry and size of new ore zones and other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2014 Form 20-F dated March 13, 2015.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com